B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

October 7, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Office of Technology

RE:	Greenidge Generation Holdings Inc.
Registration Statement on Form S-1
File No. 333-259678
Request for Acceleration

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 6, 2021, in which we, the representative of the several underwriters (the “Representative”), joined in the request of Greenidge Generation Holdings Inc. (the “Company”) to accelerate the effective date of the above-referenced registration statement so that it may become effective at 4:00 p.m., Eastern time, on October 7, 2021, or as soon thereafter as practicable. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representative, hereby join in the request of the Company to withdraw the request for acceleration of the effective date to such time.

If you have any questions regarding this request, please call Dean M. Colucci of Duane Morris LLP at (973) 424-2020.

Very truly yours,

B. RILEY SECURITIES, INC., as representative of the several underwriters

By:	/s/ Patrice McNicoll
Name:	Patrice McNicoll
Title:	Co-Head of Investment Banking

cc:	Daniel Palmadesso, Vice President & Assistant General Counsel at B. Riley Financial and Dean M. Colucci, Duane Morris LLP